Exhibit 99.4

Shopify Announces Filing of Circular for Annual and Special Meeting of Shareholders

Internet, Everywhere – April 12, 2022 – Shopify Inc. (NYSE, TSX: SHOP) (“Shopify” or the “Company”), a provider of essential internet infrastructure for commerce, today announced the filing of a management information circular dated April 11, 2022 (the “Circular”) and related meeting and proxy materials in connection with its upcoming Annual and Special Meeting of shareholders to be held on June 7, 2022 (the “Meeting”). At the Meeting, Shopify is seeking shareholder approval to implement proposed amendments to its articles of incorporation. It is expected that the amendments will be implemented by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) if approved by shareholders.

The Arrangement is subject to the approval of (1) at least two-thirds of the votes cast by Class A and Class B shareholders present in person or represented by proxy at the Meeting, voting together as a single class, and (2) at least the majority of the votes cast by Class A and Class B shareholders (excluding the Company’s Founder and Chief Executive Officer, Tobi Lütke, and his associates and affiliates) present in person or represented by proxy at the Meeting, voting together as a single class. The Company’s Board of Directors, based on the recommendation of the Special Committee of independent directors, unanimously recommends that shareholders vote in favor of the Arrangement.

Shopify also announced today that it was granted an interim order by the Ontario Superior Court of Justice (Commercial List), regarding the Arrangement. The interim order authorizes Shopify, among other things, to proceed with the virtual-only Meeting to consider and vote on the proposed Arrangement. A copy of the interim order is attached to the Circular.

Only shareholders of record as of the close of business on April 19, 2022 will be entitled to vote at the Meeting. The description of the Arrangement in this press release does not purport to be complete and is subject to and qualified in its entirety by reference to the Circular. The Circular is available on Shopify’s profile on SEDAR at www.sedar.com and under the Company’s profile on EDGAR at sec.gov, and on our website at investors.shopify.com. Shareholders are encouraged to read the Circular including its appendices carefully and in their entirety.

How to Vote

All shareholders are encouraged to vote by proxy and to participate at the Meeting. Details on how to vote and how to participate at the Meeting are contained in the Circular and shareholders will be able to vote as soon as the Circular and accompanying proxies and voting instruction forms are distributed to shareholders in coming weeks.

Shareholder Questions and Assistance

Shopify has retained Innisfree M&A Incorporated (“Innisfree”) to act as its proxy solicitation agent in connection with the Arrangement. Shareholders who have questions regarding the Arrangement or require assistance with voting are encouraged to contact Innisfree by telephone at (877) 750-8310.

About Shopify

Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix, FIGS, and many more. For more information, visit www.Shopify.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Words such as “expect”, “continue”, “will”, “plan”, and “intend” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the Arrangement discussed above will be completed on the terms described above. Implementation of the Arrangement is subject to numerous factors, many of which are beyond Shopify’s control. The forward-looking statements contained in this press release represent Shopify’s expectations as of the date of this press release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact
Andrew Siegel / Scott Bisang / Viveca Tress
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449